FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

28 May, 2008
File no. 0-17630

            Director Declaration

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director Declaration

CRH plc

28
th
 May 2008

Pursuant to paragraph 6.6.
7
of the Listing Rules, CRH plc hereby notifies
 the following in relation to
Mr. Albert Manifold
 who
is to be
 appointed a Director of the Company
with effect from
1
st
 January 2009
:

       (a) in the last five years Mr. Manifold has not been a director of any publicly quoted company.

       (b) there are no details requiring disclosure for
Mr. Manifold
under paragraph 6.6.
7 (2
) to (6).

Contact:

Neil Colgan
Assistant
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:28 May 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director